Exhibit 99.1

Enzymotec Ltd. Announces an Extraordinary General Meeting of Shareholders

MIGDAL HA’EMEQ, ISRAEL, January 2, 2015—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”) today announced that it will hold an Extraordinary General Meeting of Shareholders on Thursday, February 12, 2015. The record date for shareholders entitled to vote at the meeting is Friday, January 9, 2015.

The meeting is being called for the following purposes:

(1)	To elect Mr. Holger Liepmann as a class I director of our Company to serve until our annual general meeting in 2017 and to approve his compensation terms;

(2)	To approve changes in compensation terms for four members of our board of directors;

(3)	To approve equity grants to Dr. Ariel Katz, our President and Chief Executive Officer; and

(4)	To act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s articles of association. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on the proposals. The Company is also furnishing copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s website at www.enzymotec.com.

About the Company

The Company is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Press Contact:

KCSA Strategic Communications
Jeffrey Goldberger / Tram Bui
212.896.1249 / 212.896.1290
ENZY@kcsa.com